May 12, 2011
Waldorf Astoria, NY, USA
FBR Energy & Industrials
Conference

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2010
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares.
 We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies.
 Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

Feeder container
   service
   established
   serving Buenos
   Aires-Ushuaia
Loan facility
   with IFC /
   OFID for
   $75 million
$97 million
   Follow-On
$140 million
   IPO
Initial 2 PSVs
   delivered
Issued $180
   million First
   Preferred Ship
   Mortgage Notes
Issued $135
   million SEC
   registered
   notes
Started regular
   Liner Service
   Chile-Peru /
   Argentina-
   Brazil
Formation and Early Years
Expansion / Growth Financing
Significant
Growth as a Public
Company
Founded by
   Mr. Jose
   Menendez
Sailing ships
   Andalucía and
   Alejandrina
1st regular
   general cargo
   service serving
   Buenos Aires-
   Ushuaia
1st tanker
   vessel
First contract
   with
   Petrobras for
   carriage of
   crude to
   Brazil
AIG-GE Capital
   LAIF became
   shareholder
IFC loan facilities
   to different
   subsidiaries for
   $90 million
UP Offshore
   founded
Punta Alvear
   Yard
   completed
1876
1932
1955
1998
1994
2000
2004
2006
2005
2007
2008
2002-2003
2009
2010
1911
1992
Ultrapetrol
S.A. founded
Issued
   Convertible
   Bond for $80
   millon
Over 130 Years of Experience in Various Shipping Sectors

(1) Scheduled delivery dates as informed by shipyards; should not be considered as final.
Ultrapetrol - Diversified transport & logistics company
•   River Business: Transport of
     commodities through the
     Hidrovia River System by
     means of Barges &
     Pushboats
•   Offshore Supply Business:
    Supplies provision of oil rigs
    in the coastal waters of
    Brazil & North Sea
•   Ocean Business: Product
     tankers and Container
     feeder vessels in South
     American coastal trade
Focus on Brazil
7 deep sea, very modern PSVs under long-term
   charters to Petrobras
5 deep sea PSVs under construction - scheduled
   deliveries between Q2 2011 and 2012(1)
Brazilian flag provides preferential status
610 barges and 33 pushboats - Approx. 35% market
   share
Multinational customer base
Multi-year, US dollar-denominated contracts
2 port facilities; 1 transfer station
New barge building shipyard
4 product tankers on long-term contracts
2 feeder container vessels
1 product tank barge
1 oceangoing pushboat
Expanding regional feeder container
   service
Preferential flag rights

Offshore Supply Business 24%
Ocean Business 24%
River Business 52%

Ocean Business 10%
Offshore Supply Business 31%
River Business 59%

TOTAL: $120.0 MM

Offshore 2010 Revenuedistribution

ULTRAPETROL

River 2010 Revenue distribution
Historical strong focus on South America
     Ultrapetrol has had a long-standing presence in South America
     Given the diversified nature of our Company, changes and
       fluctuations that would commonly affect the average shipping company do not necessarily apply to us  low correlation
     Strong foothold in Brazil with 100% of our offshore 2010
       revenues coming from that country
2010 Segment Revenue distribution
TOTAL: $230.4 MM
Brazil &
Paraguay
66%
Other
34%
TOTAL: $54.3 MM
Brazil
100%
1Q 2011 Segment EBITDA distribution
TOTAL: $11.9 MM

VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
CHILE
URUGUAY
ARGENTINA
BOLIVIA
PARAGUAY
BRAZIL
ARGENTINA
URUGUAY

ULTRAPETROL

Hidrovia Region
Number of Barges: ~1,900
Mississippi River Region
Number of Barges(1): ~21,000
(1)     Source: ACL 10-K filed on March 10, 2010.
Corumba
Tres Fronteras
Hub
Km 1,200
Hub
Km 1,928
Dos Fronteras
Buenos Aires
Asunción
Hub
Km 2,770
Illinois
Kentucky
Tennessee
Mississippi
Louisiana
Arkansas
Missouri
Iowa
Minnesota
Wisconsin
      Runs over 2,200 miles across the agricultural heartland of South America
      Comparable in length to the Mississippi River system
2011 South American Soybean Global Market Share
51.0% (vs. 37.5% in 2000)
Hidrovia: Comparison with the Mississippi River
Hub
Km 456

3 Fronteras
Paraguay
2 Fronteras
Paraguay
Punta Alvear Shipyard
Rosario, Argentina
Alianza G2
Transshipment Station
Km 456, Santa Fe, Argentina
River Business Summary
     UABL, our subsidiary in the River
      Business, currently holds
      approximately 35% of market share
     33 pushboats amounting to a total
      pushing capacity of approximately
      123,000 BHP
     535 dry barges with a static capacity
      of approximately 906,000 tons
     75 tank barges with a static capacity
      of approximately 177,000 cubic
      meters
     2 grain, vegoil & petroleum product
      loading terminals
     1 floating transshipment station
     Most modern barge-building shipyard
      in South America

Petroleum Products 13%
Other 10%
Iron Ore 13%
Soybean 64%

UABL 33%
Others (15+) 44%
Competitor A 13%
Competitor B 10%

ULTRAPETROL

(1)     Average for 2010, 2009 and 2008
(2)     Source: Doll Shipping Consultancy
Our Average Typical Cargo Mix (1)
UABL’s Market Share (2)
Typical Cargo Mix and Market Share
     UABL Market Leader  Market share and fleet capacity allows for a hub system (as opposed to dedicated convoys) and certain control over market conditions
     Primary focus on soybean and soybean derivatives  Relative stronger margin versus
       Iron Ore and other commodities except petroleum products

Paraguayan Seeded Area & Production (1)

Seeded Area
Production
10-year CAGR: 9%
Million Hectares & Tons
9
8
7
6
5
4
3
2
1
0
3.5 3.5 4.5 3.9 4.0 3.6 5.9 6.9 4.0 7.2 8.1
1.4 1.4 1.6 1.9 2.0 2.4 2.4 2.7 2.6 2.7 2.8
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 (P)

10-year CAGR: 16%
Production (In Million Tons)
7
6
5
4
3
2
1
0
1.3 1.1 1.6 1.8 1.9 2.3 4.2 4.4 4.6 3.5 6.0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 (E)

ULTRAPETROL

Paraguayan Soybean & Brazilian Iron Ore Production Trend & Outlook
USDA soy production estimate for 2011: 8.1 million tons
(1)     Source: USDA Foreign Agricultural Service - Updated May 4, 2011
(2)     Industry Sources
Normal rainfall secured a significant 2011 crop  Seeded area & production have more than doubled in a decade
2011 expected crop = 2010 crop + 12.5%
Our River Business operates the largest and most modern fleet in Hidrovia  We have purchased 3 additional pushboats to further enhance our operation in anticipation of crop season
 Re-engining continues as planned  Two fuel-engined pushboats already in operation and three under conversion, two of which will enter into service at the end of 2Q 2011 - Potential $13.0 million in fuel cost savings annually
Hidrovia Regional Iron Ore Production (2)

800
600
400
200
0
102
73
348
450
64
430
207
212
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+

200
180
160
140
120
100
80
60
40
20
0
16
167
174
51
119
39
27
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+

ULTRAPETROL

(1)     Source: Doll Shipping Consultancy as of 9/30/10.- Barges that have been reskinned are considered to have  5 to 10 years added to their lifespan.
   Importing US barges has become very
      expensive and inefficient
   Over 50% of our fleet has not reached the
      midpoint of their useful life
   Our re-bottoming and jumboization
      programs have expanded the lifespan of our
      older barges while we ramp-up new
      production
UABL Fleet: 593 Barges(1)
Hidrovia fleet is predominantly old and will require substantial replacement
Total Hidrovia Fleet: 1,886 Barges(1)
(# of Barges)
(# of Barges)
In five years, 849 barges will be in the
 scrapping zone of which approximately 22%
 (185 barges) belong to us
Barge Age Profile

2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
1,041,496
133,036
130,000
130,000
130,000
130,000
1,694,532
2,347,568
December 31, 2010 - 2015 63% base actual increase
Approximately 125% of existing fleet
31-Dec-10
2011
2012
2013
2014
2015
Total 1 Shift
Total 2 Shifts

ULTRAPETROL

Building jumbo-sized barges estimated to be 40% cheaper
than alternative cost of acquiring barges
Pro-Forma Static Capacity Potential Growth(1)
(Capacity in DWT)
(1)     Pro-forma static capacity growth is based on the assumption of the production of one dry barge per week. There can be no assurance that such number of barges will be built over the period presented, and all results and data (except as of December 31, 2010) presented herein are subject to change.
Total
potential
capacity If full
second shift
is
successfully
implemented
Most Modern Automated Barge Building Shipyard in South America
Hidrovia barge fleet will require substantial capacity replacement in the years to come  Yard investment
 Yard produced 21 jumbo tank barges until February 2011 (close to 60% growth of end 2009 tanker fleet capacity)
 Have been producing jumbo dry barges thereafter - Plan to deliver one per week (1 Jumbo = 1.66 Mississippi type barges)
 Six jumbo dry barges sold profitably to a third party
 Ability to double-up production with operation of a full second shift
Total capacity
working one shift
By December 31, 2015

Estimated Pro-Forma EBITDA

Revenue & EBITDA (In $ Millions)
200
180
160
140
120
100
80
60
40
20
-
185.5
68.0
Pro-Forma 2015
Revenues
EBITDA

ULTRAPETROL

Re-engining
       Zonda I ‘s fuel-based engines in conjunction with its
         high HP have shown great efficiencies in terms of fuel
         consumption as well as speed  lower cost per ton
         transported
       In January 2011, our second re-engined pushboat,
         Cavalier X, has commenced operation
       Pushboats Pampero I and Asuncion on dry-dock for
         final stages re-engining - estimated deliveries in 2Q 2011
       Seven additional pushboats are set to be re-engined
         until mid 2013 as part of our original re-engining
         program - Potential annual savings: $13.0 million
       On March 23, 2011, the three additional secondhand
         pushboats acquired in USA during February 2011 arrived
         in the Hidrovia - Investment ~ $4.5 million
(1)     BunkerWorld: Spot gap between IFO 380 and Diesel on Singapore as of August 11, 2010 - as of March 11: Approx. $230 / m3
Estimated Pro-Forma EBITDA Assumptions
       Dry and Tank barge annual rotation as per historical average
       Flat average freight per ton based on current contract prices with clients
       Estimated tons transported 2015: 7.4 million
       PF 2015 EBITDA Margin of 36.7% on account of:
       Re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: ~ $13.0 million on $214.50 /
         m3 price gap(1) and 2015 estimated fuel consumption of 60,700 MT
       Expected increase of 63% in static capacity should increase revenues proportionally by 63% for the period December
         2010-2015  This corresponds to working one shift in the yard
Impact of Growth Initiatives - Estimated Pro-Forma EBITDA

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status
UP Safira	4,200	840 m^2	2005	Brazil	Chartered
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered
Subtotal	**30,450**	**6,060 m^2**			

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jasper	5,250	1,020 m^2	Close to Delivery	May/June 2011
UP Jade	4,200	840 m^2	Keel Laid	3Q 2011
UP Amber	4,200	840 m^2	Keel Laid	1Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	4Q 2011
UP Onyx	4,200	840 m^2	Keel Laid	2012
Subtotal	**22,050**	**4,380 m^2**		

ULTRAPETROL

Young and hi-spec Offshore Supply Fleet
Fleet under construction
Fleet in Operation
Presently uncommitted
expected to be placed on
long-term charters
Operating under long-term
charters with Petrobras  2-4
years remaining in contract
 4-year charter to Petrobras at
$30,350
Note: Scheduled deliveries according to shipyards - These delivery dates have been delayed and should therefore not be considered as final

1.000m
2.000m
3.000m
4.000m
5.000m
6.000m
7.000m
Post-Salt Layer
Bears most of Brazil's reserves
2.629m 1977
2.825m 1983
3.318m 1988
2.930m 1992
3.230m 1994
3.167m 1997
3.759m 1999
4.343m 2003
Salt Layer
An irregular layer, the thickness of which ranges from 1000 to 2000 meters.
Pre-Salt Layer
On account of its geological characteristics, the pre-salt marks the beginning of a new exploratory model, one that will involve the use of technology that is more resistant both to corrosion and to high temperatures and pressure.
7.000m
2007
Santos Basin (Tupi)
BRAZIL
Vitória
ESPIRITO SANTO BASIN
Parque das Baleias (1.5-2bn barrels)
Campos
Rio de Janeiro
São Paulo
Pre-salt area
CAMPOS BASIN
SANTOS BASIN
ATLANTIC OCEAN
Iara (3-4bn barrels)
Tupi (5-8bn barrels)
200 km
Metres ('000)
0
1
2
3
4
5
6
7
8
Water
Rock
SALT
PRE-SALT OIL

ULTRAPETROL

Brazilian & Petrobras’ Growth Context
(1)     Source: Petrobras’ website
(2)     Financial Times: http://www.ft.com/cms/s/0/fa11320c-4f48-11e0-9038-00144feab49a.html#ixzz1If9PYsdc
     Brazil’s crude oil production is
      growing three times faster than the
      rest of the world
     Oil exploration has become
      increasingly complex, requiring
      exploration & extraction to be held
      at greater and greater depths (pre-
      salt layer) and at greater distances
      from the shore
     This translated into a demand for
      more advanced PSVs for long-term
      charters
     Preferential treatment for Brazilian-
      built vessels and Brazilian-flagged
      vessels
     Petrobras recently issued $70
      billion in the world’s largest equity
      offering
     “total investment could be roughly
      equivalent to the annual gross
      domestic product of Australia”(2)

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS

Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

PETROBRAS

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

16

Number of Vessels
120
100
80
60
40
20
0
111
40
8
1
2011
2012
2013
2014

ULTRAPETROL

Well positioned to profit from current & future developments in booming brazilian market: $224 Bn CAPEX
Source: Petrobras Website
(1)     O’Keefe Consultancy as of February 17, 2011
(2)     PFC Energy
(3)     Petrobras’ Press Release dated April 29, 2011
 Petrobras’ expansion is poised to drive the
brazilian offshore demand for PSVs
 Vessel demand will almost double (+211) in three
years from 254 in 2010 to 465 in 2013
 PSV orderbook unlikely to meet initial expected
demand
 Ultrapetrol is in a beneficial position due to
upcoming PSV deliveries
+4,000 dwt PSV Orderbook (1)
Total: 160 Vessles
 Petrobras closed 2010 as the world’s third largest energy company in terms of market capitalization (2)
 2010-2014 Business Plan suggests a $224.0 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020 - $73.0 billion in Pre-Salt
 Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe
This couples with the 5 Bn boe acquired in the Transfer of Rights (3)
 Since the first Master Plan in 2008, 8 drilling rigs have been put into operation and 5 are expected to begin activities in the next 3 months (3)
These
developments
may push demand
and PSV rates up
further in the
future

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Gross Profit
$54.7
$62.6
$70.5
$78.4
$86.3
$26,000
$28,000
$30,000
$32,000
$34,000
TCE ($/day)

ULTRAPETROL

Gross Profit Contribution(1) of PSV Fleet - Illustrative TCE ($/day)
($ in millions)
(1)     Gross profit contribution calculated as net revenues less voyage expenses (assumed at 6.1% of revenues) and running costs ($11,000 per day) based on historical averages (i.e. vessel EBITDA before overhead expense).
     Daily Average 1Q 2011 Gross Earnings: $28,416
     2010 Gross Profit Contribution: $24.6 million
Offshore Fleet Growth
Basis 12 Vessels

Estimated Pro-Forma EBITDA

140
120
100
80
60
40
20
-
Revenues & EBITDA (In millions)
121.9
58.2
2015 Pro-Forma
Revenues
EBITDA

ULTRAPETROL

Estimated Pro-Forma EBITDA - Offshore Supply Business
Estimated Pro-Forma EBITDA Assumptions
     2015 Pro-Forma based on the operation of our twelve PSVs (seven operating + five currently under construction)
     Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011 (please refer to previous slide)
     Positioning costs of $350k per Newbuild (Voyage Expenses)
     Running Costs for NB vessels equivalent to average running costs of 1H 2010

    Our Tanker vessels are currently
     under term contracts with oil
     majors
    Operate in cabotage flag-restricted
     trades providing transport services
     to local refineries
    Relatively stable operating
     environment
    Fleet consisting on four product
     tankers and one semi-integrated
     43,000 dwt product barge
    Charter rates have been adjusted
     as of late 2010 to reflect upward
     adjustments on operational costs
Ocean Business Dynamics

Feeder Container Line Monthly Loadings (1)
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,297
2,006
1,916
1,669
2,689
4,851
3,946
4,333
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11

Rio Grande do Sul
Buenos Aires
Montevideo
Bahia Blanca
Puerto Madryn
Punta Arenas (Chile)
Ushuaia (Argentina)

ULTRAPETROL

    TEU carrying capacity per vessel on long-distance routes
     is progressively increasing with fewer port calls  Allows
     for feeder container services to distribute cargo locally
    We currently operate a fleet of two containership vessels
     operating in a flag-restricted trade in South America
    Vessels are currently calling Ushuaia, Buenos Aires,
     Bahía Blanca and Montevideo  Primary route
    Growth opportunities
    Targeting 4-5 year payback ($5-6 million gross profit
     contribution for both vessels)
Container Business / Growth Potential in the Ocean Business
(1) TEUs assigned to the month when the commencement of operation took place
Second feeder container vessel in service

Estimated Pro-Forma EBITDA [1]

80
70
60
50
40
30
20
10
-
Revenues & EBITDA (in $ millions)
75.4
14.7
2015 Pro-Forma
PF Revenues
PF EBITDA after G&A

ULTRAPETROL

Estimated Por-Forma EBITDA Assumptions
     4 Tanker vessels at current average rates
    Tanker vessels’ average daily time charter and average daily running costs maintained at same levels as in August 2010
     Entry into operation of one additional container vessels at utilization rates similar to M.V. Asturiano (Assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC per year)
Estimated Pro-Forma EBITDA - Ocean Business
(1) Company estimates - as previously filed in 6-K dated November 10, 2010

Aggregate Revenues & EBITDA (In Millions)
450
400
350
300
250
200
150
100
50
0
185.5
68
121.9
58.2
75.4
14.7
382.8
140.9
River
Offshore
Ocean
Aggregate
Revenues
EBITDA

ULTRAPETROL

Note: The estimated pro-forma revenues and EBITDA (Total and per segment) shown in this page are estimated on the basis of assumptions related to future volumes, pricing, availability of employment for our vessels, etc, which are not guaranteed. Real results could vary substantially from these estimates depending upon future circumstances including those out of the company’s control. For better understanding of these estimates please refer to “Forward Looking Statements” in the second slide of this presentation.
Aggregate 2015 Estimated Pro-Forma EBITDA

In thousands of dollars	2011	2012	Total
River Business			
Barge Building/Repowering/Rebottoming	37,510	37,840	75,350
Purchase & Transportation of Pushboats	4,450	-	4,450
Total River Business	**41,960**	**37,840**	**79,800**
Offshore Supply Business			
5 PSVs Under Construction	31,678	13,209	44,887
Dry docks	1,800	1,800	3,600
Total Offshore Supply Business	**33,478**	**15,009**	**48,487**
Ocean Business			
Dry docks	1,691	400	2,091
Total Ocean Business	**1,691**	**400**	**2,091**
Ultrapetrol Total CAPEX	**77,129**	**53,249**	**130,378**

ULTRAPETROL

     Cash & Cash Equivalents as of March 31, 2011 of $76.1 million
     Undrawn portion of DVB / Natixis loan agreement as of March 31, 2011: $66 million
     Undrawn portion of a DVB / Security loan agreement as of March 31, 2011: $20.0 million
     $27.7 million in CAPEX already spent in 2011
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion - CAPEX Program
2011-2012 Total CAPEX = $130.4 million